EXHIBIT 99.1

Report of Voting Results for 2012 Annual Meeting of Shareholders

NEW YORK, NY – May 18, 2012 - Thomson Reuters Corporation (“Thomson Reuters”) today announced voting results for its annual meeting of shareholders held on May 16, 2012 in Toronto. Shareholders voted in favor of all items of business.

The matters set out below are described in greater detail in the management proxy circular mailed to shareholders prior to the meeting. The votes were conducted by ballot.

1.	Election of Directors

14 nominees were elected to the Thomson Reuters board. Each director elected will continue to hold office until the next annual meeting of shareholders of Thomson Reuters or until the director resigns or a successor is elected or appointed.

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld	Total Votes
David Thomson	677,405,688	97.34	18,527,963	2.66	695,933,651
W. Geoffrey Beattie	639,972,983	91.97	55,850,191	8.03	695,823,174
James C. Smith	693,932,960	99.71	1,998,438	0.29	695,931,398
Manvinder S. Banga	664,779,423	95.52	31,150,506	4.48	695,929,929
Mary Cirillo	664,731,676	95.52	31,197,905	4.48	695,929,581
Steven A. Denning	664,076,366	95.42	31,854,506	4.58	695,930,872
Lawton W. Fitt	694,434,267	99.78	1,496,814	0.22	695,931,081
Roger L. Martin	693,784,206	99.69	2,146,024	0.31	695,930,230
Sir Deryck Maughan	694,406,629	99.78	1,524,570	0.22	695,931,199
Ken Olisa, OBE	694,500,336	99.80	1,421,079	0.20	695,921,415
Vance K. Opperman	693,248,938	99.62	2,662,946	0.38	695,911,884
John M. Thompson	694,417,019	99.78	1,499,716	0.22	695,916,735
Peter J. Thomson	693,554,579	99.66	2,360,866	0.34	695,915,445
Wulf von Schimmelmann	693,659,651	99.68	2,255,977	0.32	695,915,628

2.	Appointment of Auditor

PricewaterhouseCoopers LLP was appointed as auditor of Thomson Reuters to hold office until the next annual meeting of shareholders and the directors were authorized to fix their remuneration.

Votes For	% Votes For	Votes Withheld	% Votes Withheld	Total Votes
690,731,725	99.25	5,194,556	0.75	695,926,281

3.	Advisory Resolution on Executive Compensation

The advisory resolution accepting Thomson Reuters approach to executive compensation described in the management proxy circular was approved.

Votes For	% Votes For	Votes Against	% Votes Against	Total Votes
654,305,115	94.02	41,624,805	5.98	695,929,920